SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 1)*

MarketWise, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

57064P107

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57064P107	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Amber Mason
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,851,078
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,851,078
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,851,078
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 57064P107	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

MarketWise, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1125 N. Charles Street Baltimore, Maryland

Item 2.

(a)	Name of Person Filing:

Amber Mason

(b)	Address of Principal Business Office or, if None, Residence:

10 Stoddard Ct, Sparks Glencoe, Maryland

(c)	Citizenship:

Amber Mason is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”)

(e)	CUSIP Number:

57064P107

Item 3.

Not applicable.

Item 4. Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of November 13, 2024, based upon 44,432,380 shares of Class A Common Stock outstanding as of November 4, 2024 as reported by the Issuer.

Reporting Person:	Amount Beneficially Owned:	Percent of Class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Amber Mason	2,851,078	6.0%	2,851,078	0	2,851,078	0

Amber Mason is the beneficial owner of 2,851,078 Common Units of MarketWise, LLC, which are exchangeable for shares of Class A Common Stock on a one-for-one basis at the option of the holder held of record.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 57064P107	13G	Page 4 of 5 Pages

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. 57064P107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2024
Date

/s/ Amber Mason
Signature

Amber Mason
Name